Form C

Cover Page

Name of issuer:

Viroment Equity, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/30/2020

Physical address of issuer:

33 South 6th Street
Suite 4750
Minneapolis MN 55402

Website of issuer:

http://viroment.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

62,500

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation $13,500,000.00 (or $10,800,000 for investors in the first $100,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$600,000.00

Deadline to reach the target offering amount:

4/8/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$25,000.00	$0.00
Cash & Cash Equivalents:	$25,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Viroment Equity, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Koenig	CEO	Viroment	2020
Russ Vering	Vice President	Viroment	2020
Chris Reimers	Chief Field Officer	Viroment	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying

a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Koenig	CEO	2020
Russ Vering	Vice President	2020
Chris Reimers	Chief Field Officer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Viroment Capital, LLC	13500000.0 Common Shares	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it

pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Variability of Real Estate Markets. The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns including but not limited to COVID-19 and other potential future outbreaks have contributed to increased volatility and uncertainty for the economy and financial markets. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties in several cities in Nebraska (the "Properties"), once purchased.

Need to Acquire Properties. The Company does not own the Properties. The success of the Company is dependent upon the Company's ability to acquire the Properties, and there are no assurances that the Company will be able to do so. The Company will not be able to close on the purchase of the Properties until the proceeds of the offering have been received and closed upon.

Government Regulation. The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming / growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company.

Lack of Diversification. The Company will acquire, own and operate the Properties, and does not intend to engage in any other business, and will therefore not have the benefit of maximum diversity. As a result, any adverse change (a) in the geographic area in which the Properties are located or (b) in the industry(ies) in which the Company's prospective tenants (the "Tenants") located on the Properties operate could have a significant adverse effect on the Properties and the Company's business that will not be mitigated or offset by other lines of business or investments.

Competition. The real estate industry is highly competitive, and the Company faces competition from other individual and institutional buyers for investment opportunities. These competitors may be real estate developers, real estate financing entities, real estate investment trusts, mutual funds, hedge funds, investment banking firms, institutional investors and other entities or investors that acquire real estate and may have substantially greater financial resources than those available to the Company. All of these factors may negatively impact the performance of the Company.

Real Estate Market Risk. The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the Properties are subject to the risk that the Properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected, reducing the Company's ability to make distributions to the holders of the Class A Units. The following factors, among others, may adversely affect the income generated by the Company's intended Properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of Tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the Properties; (i) declines in the financial condition of the Tenants and the ability to collect rent from Tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of Tenants; (k) casualty and condemnation risks; (l) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the Properties.

Need for Capital. The anticipated closing on the Properties is contingent. If the Company is unsuccessful in raising the funds needed to close this offering, it will not be able to invest in the Properties. There is no guarantee the Company will be able to raise the capital necessary to invest in the Properties. Additionally, even if the Company receives the proceeds of this offering, there is no guarantee that it will ultimately invest in the Properties.

Illiquid Assets. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. The Company's assets are inherently illiquid. Such illiquidity could prevent the sale by the Company of the Property at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of the Company. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

Need for Technology Developed by Affiliated Entity. The success and availability of new technology cannot be assured. The Company's business plan includes the construction of barns for the commercial raising of hogs on the Properties, including construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). Each Treatment System incorporates proprietary technology (the "Technology") which the Company does not own. The Technology is owned by an affiliate of the Company, Viroment USA, LLC ("Viroment USA"). The Company will purchase the Treatment System from Viroment USA for installation at the Properties. Because the Company does not own the Technology and underlying intellectual property rights to the Technology, availability of the Technology to produce and install the Treatment System in the Properties cannot be assured. The Treatment System will be a portion of the assets leased to the Tenants of the Properties. The Treatment System and the Technology will be used by the Tenants as a part of their hog farming / growing operations product. A component of the Company's business plan is the successful implementation of the Treatment System and the Technology, which will allow the Company to harvest dried hog waste and sell it for a profit to third parties. The Technology is new technology without a history of adoption at the commercial level. The success of the Company will depend in part on the adoption of the Treatment Systems and Technology by the Company's Tenants. It is not possible to predict the success of the Treatment Systems or Technology or whether the Treatment Systems and Technology will be adopted without problems by the Tenants. The effective performance and reliability of the Treatments Systems and Technology are critical to the Company's reputation and its ability to attract and retain hog farming Tenants.

Tenant Uncertainty. The industry of the Tenants for the Properties, hog farming/growing, is highly competitive, and the Tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural producers with substantially greater financial resources than those available to the Tenants. The Tenants rely on third party vendors and other suppliers to operate their businesses. In the event one or more of these third-party providers experiences an interruption in its business operations, a Tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the Tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the Tenants. Various economic and public health conditions can have a significant negative impact on the business of the Tenants. A decline in the financial condition of the Tenants, due to market competition, failure of third party providers or otherwise, and the ability to collect rent from such Tenants may adversely affect the Company's ability to meet its operating expenses, including making any distributions to the holders of Class A Units.

Cash Flow Uncertainty. Any projected cash flows included in this offering statement should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this offering statement. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. The Company and the Manager make no representation or warranty as to the future profitability of an investment in the Company. A decrease in rental revenues of the Company may materially and adversely affect the Company's cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If the Company's revenues are insufficientto pay operating costs, the Company may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

No Company Operating History. The Company was formed as a limited liability company in October of 2020. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that the Company will ever operate profitably. The Company may not be able to successfully implement or operate its business plan. An investor should not rely on the past performance of the Manager, to predict the Company's future performance. An investor should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Uncertainty Regarding Property Investment Yields. No assurances can be given that the Company can make an accurate assessment of the yield to be produced by the Properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of the Company are likely to influence the yield on the Property, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

Reliance on Key Personnel. If the Company fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and the Company's business could suffer. The Company's future financial success depends, in part, on its ability to attract and retain key personnel. The Company's future financial success also depends on the continued contributions of the Manager and the Company's members, executive officers and other key technical personnel, each of whom would be difficult to replace. The process to replace any of the Manager of the Company's executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of the Company's business objectives.

Limited Full-time Personnel. The Company's management team does not work full-time for the Company. The Company's management team has other professional commitments and engagements and do not devote their full-time to the Company. Accordingly, the Company may not be able to operate with efficiency and effectiveness as it would if its able to operate with efficiency and effectiveness as it would if its management were full-time employees.

Limited Working Capital and Reserves. The Manager will budget a limited sum for operating reserves and for start-up expenses and carrying costs associated with investment into the Properties. In the event of delays, the Company may require additional funds. There can be no assurance that such additional funds can be obtained by the Company, and failure to obtain such funds could adversely affect the Company's operations.

Uncertainty of Expenses. The Company's operating expenses and administrative costs may be higher than expected. The Company will incur various operating expenses and administrative costs in connection with this offering and the operation of the Properties (including, but not limited to, legal and accounting fees). If expenses are higher than projected, the amounts available for distributions to the holders of Class A Units will decrease.

Limited Net Worth of the Manager. The Manager has a limited net worth, and the Manager does not have any obligation to make capital contributions or loans to the Company. Although the Manager will not generally be liable for obligations of the Company during the time that the Company maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with the Company may be influenced by the valuation of the Company and the net worth of the Manager in extending credit to the Company, which may have an adverse effect on the Company.

Impact of Future Funding. Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. The Company may procure debt financing secured by the assets of the company, which would have priority over obligations of the Company to its members, including holders of the Class A Units offered in this offering. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

Utilization of Debt Financing. The Company expects to incur debt, including debt secured by the Company's assets, to partially fund construction of the barns on the Properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on the Company's ability to make distributions to the holders of the Class A Units. Any secured debt incurred by the Company in connection with the construction of the barns or otherwise will have payment and lien priority over the Class A Units issued in this offering.

Uncertain Revenues. The Company may not generate sufficient revenues, or any revenues, that would enable holders of Class A Units to recover their investment or make any profits. The business of the Company is based upon the development of discrete Properties. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a holder of Class A Units.

Need for Future Financing. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the Properties. However, the Company may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of the Company may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company.

Potential Casualty Losses. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the Properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes, high winds, war, and floods. Should any of these or other disasters occur, the Company could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the Properties, the Company may elect to accept insurance proceeds and not elect to rebuild the Project subjected to loss. If insurance proceeds are not used to replace the Properties, the Company may end up with a Properties lot not easily saleable. As a result, the Company could suffer reduced revenues and may need to re-adjust its accounting. In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, the Company may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

No Legal Representation of Investors. The Company is represented by the law firm of Saul Ewing Arnstein & Lehr LLP in Minneapolis, Minnesota. Such firm does not represent investors or their interests. Potential investors should seek separate legal counsel to review documents related to this offering and advocate for their individual legal needs.

Potential Conflicts. The Manager's interests may conflict with yours. Upon the completion of this Offering, the Manager will control the day-to-day activities of the Company and certain decisions such as the investment in the Properties. The Manager thereby will determine all matters of the general policy of the Company. The Company cannot assure you that the interests of the Manager will always align precisely with your interests.

Creation of Future Funds. The Manager will be investing in other real estate projects and that may impact the duties of the Manager with respect to this offering. The Manager cannot assure that it will adequately manage multiple investments with different investment strategies. The negative performance of future Properties may indirectly impact the performance of Properties by drawing the Manager's attention towards the poorly performing Properties.

No Guaranty of Return on Investment While the Company intends to make distributions to the holders of Class A Units from monies collected and the proceeds it receives from operation of the Properties, there is no assurance that the Company will be able to make any distributions to the holders of Class A Units. There can be no assurance as to whether or when you will get your invested capital returned. The potential will exist for a partial or total loss of your investment. You will not have a secured interest in the Properties.

Other limitations on voluntary and involuntary transfers; including the one-year requirement. In addition to restrictions of the transfer of the Class A Units that are imposed by law, the Class A Units are subject to numerous contractual limitations under the Company's LLC Operating Agreement that will substantially limit your ability to transfer your Class A Units.

Affiliate Transactions. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders. The Company plans to use the Technology in its operations, specifically by installing Treatment Systems purchased from Viroment USA at the Properties. The proprietary intellectual property rights to the Technology are owned by Viroment USA. The Company will license or otherwise acquire the right to use the Technology in its operations by purchasing the Treatment Systems from Viroments USA for installation at the Properties. This transaction is an example of a transaction with an affiliate in which the Company will engage. The Company will also engage in certain transactions with an affiliated entity, Bluestem II, LLC, a Nebraska limited liability company ("Bluestem II"), which may be on terms which are not at arm's-length. The Company will engage with Bluestem II for the purposes of securing additional fundraising, as well as to fulfill certain operational needs of the Company with respect to the Properties and otherwise. The affiliate transactions conducted by the Company will not necessarily be documented or otherwise memorialized by written transaction agreements.

Restricted Securities. The Class A Units are "Restricted Securities." The Class A Units the Company is offering in this placement have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of the states in which they will be offered. You will not be able to resell the Class A Units unless they are subsequently registered or an exemption from registration is available. The Company has no or an exemption from registration is available. The Company has no obligation to register the Class A Units under the 1933 Act or any state securities law. The Company will refuse to transfer your Class A Units to a potential buyer if such a transfer would violate federal or state securities laws. As a result of these restrictions, investors hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated investors who can afford to bear the risk of a complete loss of such investment. Purchase of the Class A Units should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

Determination of Offering Price. The price of the Class A Units in this offering was arbitrarily determined by the Company. You must rely on your own business and investment background and your own investigation of the business and affairs of the Company in determining whether to invest in the Class A Units. We make no representation as to the value of the Class A Units, and there can be no assurance that you will be able to sell your Class A Units at any price.

No Registration Rights. The Company does not intend to register the Class A Units or any of its securities with the Securities and Exchange Commission and you will have no right to require the Company to do so.

Limited Resale Rights. Each investor should be cognizant that such investor will not be able to demand redemption of its Class A Units under any circumstances. Each investment in Class A Units will be "locked up" for at least one year and should, therefore, be viewed as a long-term and illiquid investment.

Factual Statements Not Independently Verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the manager, officers, and employees of the Company, or to the anticipated future performance of the Company.

Speculative Investment. An investment in the Company is speculative. Purchasers of the Class A Units offered hereby may not realize a return on their investment and could lose their investment. Investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Class A Units offered hereby.

No Voting Rights. The Class A Units provide no governance rights and voting rights. Holders of Class A Units will not have any right to participate in the management of the Company. The Manager will control day to day activities of the Company and all decisions. An investor should not invest in the Class A Units unless such investor is willing to entrust all decisions to the Manager.

State, Local and Foreign Taxes. The Company, as well as the holders of Class A Units, may be subject to various state, local and foreign taxes, all of which also are subject to change. Prospective investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

Management Discretion of Use of Proceeds. The Company has broad discretion in the application of the proceeds from the sale of the Class A Units. The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this offering.

Federal Tax Laws Subject to Change. It is possible that the current federal income tax treatment accorded the Company and its unitholders will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors, therefore, should seek and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

Additional Transfer Restrictions. No holder of Class A Units will have the right to transfer all or any portion of or any interest or rights in such holder's Class A Units to any person except with the approval of the Manager or in certain limited circumstances for estate planning purposes. In the event that any member proposes to transfer any Class A Units, the Company shall have the first right to purchase all or any portion of such Class A Units in question and thereafter the remaining holders of Common Units shall have the right to purchase the Units in question (to the extent the Company does not exercise its right in full). If the Company determines, in its sole discretion, that it is likely that within six months the Units of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, the Company shall have the option to repurchase the Class A Units (or other classes of units that may be created) from members for the greater of (a) the capital contribution amount of such holder of Class A Units; (b) the fair market value of the securities as determined by its appraiser for 409A purposes; or (c) the fair market value of the securities as determined by another independent appraiser chosen by the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of t

If we raise: **$50,000**

Use of Proceeds: 6.75% WeFunder Fee, 15% Legal and a Marketing/Advertising, 13.25% Consult

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If we raise: **$600,000**

Use of Proceeds: 6.75% WeFunder Fee, 3.25% Legal and Marketing/Advertising, 3% Consultant, Preconstruction costs (permitting / su deposits), & 68% Equipment

INSTRUCTION TO QUESTION 10: An issuer must provide
description of any intended use of proceeds, such that inve
adequate amount of information to understand how the off
an issuer has identified a range of possible uses, the issuer
each probable use and the factors the issuer may consider
the potential uses. If the issuer will accept proceeds in exce
amount, the issuer must describe the purpose, method for a